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Filed Pursuant to Rule 424(b)(2)
Registration No. 333-08519

PROSPECTUS SUPPLEMENT
(To Prospectus Dated August 5, 1997)

$450,000,000

6 3/8% Notes due 2006

    The notes will bear interest at the rate of 6 3/8% per year. Interest on the notes is payable on June 15 and December 15 of each year, beginning on December 15, 2001. The notes will mature on June 15, 2006. We may redeem some or all of the notes at any time at the price described under the heading "Description of Notes—Optional Redemption."

    The notes will be unsecured obligations of ours and will rank equally with all of our existing and future senior unsecured indebtedness.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public Offering Price	99.772%	$448,974,000
Underwriting Discount	0.600%	$2,700,000
Proceeds to WellPoint (before expenses)	99.172%	$446,274,000

    Interest on the notes will accrue from June 15, 2001 to date of delivery.

    The underwriters expect to deliver the notes to purchasers on or about June 15, 2001.

Joint Book-Running Managers

Salomon Smith Barney	UBS Warburg

Banc of America Securities LLC
Banc One Capital Markets, Inc.
Fleet Securities, Inc.
Mizuho International plc
SunTrust Equitable Securities
Wachovia Securities, Inc.

June 12, 2001

    You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by or incorporated by reference in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of the document containing the information.

FORWARD LOOKING STATEMENTS

    Certain statements contained in this prospectus supplement and the accompanying prospectus, including information incorporated by reference, are "forward-looking statements" within the meaning of Section 27A of the Securities Act, and are intended to be covered by the safe harbor created by those sections. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such expectations may prove to be incorrect. Our forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by those forward-looking statements. Cautionary statements setting forth important factors that could cause actual results to differ materially from our forward-looking statements are discussed in our Annual Report on Form 10-K for the year ended December 31, 2000, which is incorporated by reference in the accompanying prospectus, and include, but are not limited to:

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  changes or uncertainties in federal and state health care legislation and regulation;

  •
  unexpected changes in health care costs;

  •
  an increase in competitive pressures in our markets that reduces our members or limits our ability to increase premiums to offset increased health care costs;

  •
  our increased level of indebtedness resulting from our acquisition of Cerulean;

  •
  our ability to successfully integrate our recent and future acquisitions; and

  •
  our ability to identify additional acquisitions at attractive prices to continue our geographic expansion strategy.

    Given these uncertainties, we caution investors not to place undue reliance on our forward-looking statements. We disclaim any intent or obligation to update publicly any forward-looking statements set forth in this prospectus supplement, the accompanying prospectus, or incorporated herein by reference, whether as a result of new information, future events or otherwise.

    We will provide, without charge to any person to whom a copy of this prospectus supplement is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein or in the accompanying prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to our primary executive offices located at 1 WellPoint Way, Thousand Oaks, California 91362, Attention: Secretary (telephone number: (818) 234-4000).

ABOUT THIS PROSPECTUS SUPPLEMENT

    This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

    If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

    Unless we have indicated otherwise, references in this prospectus supplement and the accompanying prospectus to "WellPoint," "we," "us" and "our" or similar terms are to WellPoint Health Networks Inc. and its consolidated subsidiaries.

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PROSPECTUS SUPPLEMENT SUMMARY

    This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, including the financial data and related notes, as well as the documents incorporated by reference, before making an investment decision.

WellPoint Health Networks Inc.

    We are one of the nation's largest publicly traded managed health care companies. As of March 31, 2001, we had approximately 9.8 million medical members and approximately 41.6 million specialty members. We offer a broad spectrum of quality network-based managed care plans. We provide these plans to the large and small employer, individual, Medicaid and senior markets. Our managed care plans include preferred provider organizations, health maintenance organizations and point-of-service and other hybrid plans and traditional indemnity plans. In addition, we offer managed care services, including underwriting, actuarial services, network access, medical cost management and claims processing. We also provide a broad array of specialty and other products, including pharmacy, dental, utilization management, life insurance, preventive care, disability insurance, behavioral health, COBRA and flexible benefits account administration.

    We market our products in California primarily under the name Blue Cross of California, in Georgia primarily under the name Blue Cross Blue Shield of Georgia and in other states primarily under the name UNICARE. Historically, our primary market for our managed care products has been California. We hold the exclusive right in California to market our products under the Blue Cross name and mark and in Georgia to market our products under the Blue Cross Blue Shield name and mark. Our customer base is diversified, with extensive membership among large and small employer groups and individuals and a growing presence in the Medicaid markets.

    Our products are developed and marketed with an emphasis on the differing needs of various customer segments. In particular, our product development and marketing efforts take into account the differing characteristics between the various customer groups we serve. These customer groups include individuals and small employers, large employers (generally with 51 or more employees), seniors and Medicaid recipients, as well as the unique needs of educational and public entities, federal employee health and benefit programs, national employers and state-run programs servicing high-risk and under-served markets. Individual business units are responsible for enrolling, underwriting and servicing customers in specific segments. We believe that one of the keys to our success has been our focus on distinct customer groups defined generally by employer size and geographic region. This focus better enables us to develop benefit plans and services that meet the needs of these distinct markets.

  Recent Acquisitions

    On March 15, 2001, we completed the acquisition of Cerulean Companies, Inc., as a result of which Cerulean has become our wholly owned subsidiary. The transaction, which was financed with cash from operations and debt from our revolving credit facilities, is valued at approximately $700.0 million, excluding deferred taxes and certain transaction costs. Cerulean, principally through its Blue Cross and Blue Shield of Georgia subsidiary, offers insured and administrative services products primarily in the State of Georgia and, as of March 31, 2001, served approximately 1.9 million members.

    On March 1, 2000, we completed the acquisition of Rush Prudential Health Plans. Rush Prudential offers a broad array of products and services ranging from HMO products to traditional PPO products and has been primarily integrated into our existing large employer group business. The acquisition significantly increased our Illinois medical membership to nearly 600,000 members as of March 31, 2000. Subsequent to the Rush Prudential acquisition, the acquired business has been operated as UNICARE Health Plans. The transaction, which was financed with cash from operations and debt from our revolving credit facilities, is valued at approximately $202.6 million, subject to certain post-closing adjustments.

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The Offering

    The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The "Description of Notes" section of this Prospectus Supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	WellPoint Health Networks Inc.
Securities Offered	$450,000,000 principal amount of 6 3/8% Notes due 2006.
Maturity Date	June 15, 2006.
Interest Payment Dates	Each June 15 and December 15, beginning on December 15, 2001.
Ranking	The notes will be unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. All existing and future liabilities of our subsidiaries will be effectively senior to the notes.
Optional Redemption	We may redeem some or all of the notes at any time at the redemption prices described in "Description of Notes—Optional Redemption."
Covenants	The indenture governing the notes will contain a covenant that limits our ability and that of our subsidiaries to create liens on our property or assets to secure certain indebtedness without also securing the notes. See "Description of Notes—Covenants."
Use of Proceeds	The net proceeds from the sale of the notes are estimated to be approximately $446.0 million. The net proceeds of this offering will be used for repayment of indebtedness under our revolving credit facilities. See "Use of Proceeds."

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SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

    Our summary consolidated financial and other data presented below as of and for the five years ended December 31, 2000 have been derived from our audited consolidated financial statements. The selected consolidated financial and other data as of and for the three months ended March 31, 2001 and March 31, 2000 have been derived from our unaudited consolidated financial statements and include all adjustments (consisting only of normal recurring adjustments) which are, in our opinion, necessary for a fair statement of our financial position at such dates and results of operations for such periods. The results of operations for the three months ended March 31, 2001 are not necessarily indicative of the results for the full year.

    Our summary consolidated financial and other data set forth below should be read in conjunction with our consolidated financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," both of which can be found in our Annual Report on Form 10-K for the year ended December 31, 2000 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001, which are incorporated by reference.

	Year Ended December 31,					Three Months Ended March 31,
	1996	1997	1998	1999	2000	2000	2001
	(In thousands)
Consolidated Income Statements(A):
Revenues:
Premium revenue	$3,699,337	$5,068,947	$5,934,812	$6,896,857	$8,583,663	$1,990,429	$2,433,128
Management services revenue	147,911	377,138	433,960	429,336	451,847	110,424	129,524
Investment income	123,584	196,153	109,578	159,234	193,448	44,393	52,801

	3,970,832	5,642,238	6,478,350	7,485,427	9,228,958	2,145,246	2,615,453
Operating Expenses:
Health care services and other benefits	2,825,914	4,087,420	4,776,345	5,533,068	6,935,398	1,611,590	1,965,473
Selling expense	202,318	249,389	280,078	328,619	394,217	92,353	111,737
General and administrative expense	543,541	836,581	975,099	1,075,449	1,265,155	297,357	357,587
Nonrecurring costs	—	14,535	—	—	—	—	—

	3,571,773	5,187,925	6,031,522	6,937,136	8,594,770	2,001,300	2,434,797

Operating Income	399,059	454,313	446,828	548,291	634,188	143,946	180,656
Interest expense	36,628	36,658	26,903	20,178	23,978	5,524	8,179
Other expense, net	25,195	31,301	27,939	40,792	45,897	7,807	13,326

Income from Continuing Operations before provision for income taxes, extraordinary gain and cumulative effect of accounting change	337,236	386,354	391,986	487,321	564,313	130,615	159,151
Provision for Income Taxes	138,718	156,917	72,438	190,110	222,026	50,971	62,648

Income from Continuing Operations before extraordinary gain and cumulative effect of accounting change	198,518	229,437	319,548	297,211	342,287	79,644	96,503
Income (Loss) from Discontinued Operations	3,484	(2,028)	(88,268)	—	—	—	—
Extraordinary gain from early extinguishment of debt, net of tax	—	—	—	1,891	—	—	—
Cumulative effect of accounting change, net of tax	—	—	—	(20,558)	—	—	—

Net Income	$202,002	$227,409	$231,280	$278,544	$342,287	$79,644	$96,503

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	As of and for the Year Ended December 31,					As of and for the Three Months Ended March 31,
	1996	1997	1998	1999	2000	2000	2001
	(In thousands, except membership and ratio data)
Balance Sheet Data(A):
Cash and investments	$1,849,814	$2,560,537	$2,764,302	$3,258,666	$3,780,050	$3,406,891	$4,288,290
Total assets	3,149,378	4,234,124	4,225,834	4,593,234	5,504,706	5,014,419	6,889,516
Total debt	625,000	388,000	300,000	347,884	400,855	498,623	901,609
Stockholders' equity	870,459	1,223,169	1,315,223	1,312,700	1,644,417	1,294,504	1,762,384
Other Data (A)(B):
Medical Membership(C)	4,485,000	6,638,000	6,892,000	7,300,003	7,869,119	7,541,027	9,763,829
Loss ratio	76.4%	80.6%	80.5%	80.2%	80.8%	81.0%	80.8%
Selling expense ratio	5.3%	4.6%	4.4%	4.5%	4.4%	4.4%	4.4%
General and administrative expense ratio	14.1%	15.4%	15.3%	14.7%	14.0%	14.2%	14.0%
Ratio of earnings to fixed charges(D)	9.0x	9.1x	10.5x	15.3x	15.2x	14.9x	14.0x
EBITDA(E)	$405,835	$474,251	$473,479	$576,266	$663,693	$153,069	$187,697

  (A)
  We have restated financial information prior to 1998 to present our workers' compensation business as a discontinued operation.

  (B)
  The loss ratio represents health care services and other benefits as a percentage of premium revenue. All other ratios are shown as a percentage of premium revenue and management services revenue.

  (C)
  Membership numbers are approximate and include some estimates based upon the number of contracts at the relevant date and an actuarial estimate of the number of members represented by each contract.

  (D)
  For purposes of computing our ratio of earnings to fixed charges, earnings have been calculated by adding fixed charges to income from continuing operations before provision for income taxes, extraordinary gain and cumulative effect of accounting change. Fixed charges consist of gross interest expense and that portion of rent expense (one-third) deemed representative of the interest factor in such rent expense.

  (E)
  EBITDA consists of income from continuing operations before extraordinary gain and cumulative effect of accounting change before interest, income taxes, depreciation and amortization. EBITDA should not be construed as an alternative to operating income, as an indicator of our operating performance, or as an alternative to cash flows generated by operating, investing or financing activities as an indicator of cash flows, or a measure of liquidity or as any other measure of performance determined in accordance with generally accepted accounting principles. In addition, it should be noted that not all managed health care companies calculate this measure in the same manner as WellPoint, and therefore, our measure of EBITDA may not be comparable to similarly titled measures used by other managed health care companies.

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USE OF PROCEEDS

    Our net proceeds from this offering are estimated to be approximately $446.0 million after deducting the underwriting discounts and estimated offering expenses. We will use these net proceeds to repay outstanding indebtedness under our revolving credit facilities, which as of March 31, 2001 totaled $750.0 million and bore interest at a rate of approximately 5.9% per annum. Pending application of the net proceeds as described above, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.

CAPITALIZATION

    The following table sets forth a summary of our unaudited consolidated capitalization at March 31, 2001, and as adjusted to give effect to the sale of the notes offered by this prospectus supplement and the application of the net proceeds from this offering as described in "Use of Proceeds."

	As of March 31, 2001
	Actual	As adjusted
	(In thousands)
Cash and cash equivalents	$720,414	$720,414
Long-term debt:
Revolving credit facilities	$750,000	$304,000
Convertible subordinated notes due 2019	151,609	151,609
6 3/8% notes due 2006	—	450,000

Total long-term debt	901,609	905,609
Stockholders' equity	1,762,384	1,762,384

Total capitalization	$2,663,993	$2,667,993

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BUSINESS

General

    We are one of the nation's largest publicly traded managed health care companies. As of March 31, 2001, we had approximately 9.8 million medical members and approximately 41.6 million specialty members. We offer a broad spectrum of quality network-based managed care plans. We provide these plans to the large and small employer, individual, Medicaid and senior markets. Our managed care plans include preferred provider organizations ("PPOs"), health maintenance organizations ("HMOs") and point-of-service ("POS") and other hybrid plans and traditional indemnity plans. In addition, we offer managed care services, including underwriting, actuarial services, network access, medical cost management and claims processing. We also provide a broad array of specialty and other products, including pharmacy, dental, utilization management, life insurance, preventive care, disability insurance, behavioral health, COBRA and flexible benefits account administration.

    We market our products in California primarily under the name Blue Cross of California, in Georgia primarily under the name Blue Cross Blue Shield of Georgia ("Georgia Blue") and in other states primarily under the name UNICARE. Historically, our primary market for our managed care products has been California. We hold the exclusive right in California to market our products under the Blue Cross name and mark and in Georgia to market our products under the Blue Cross Blue Shield name and mark. Our customer base is diversified, with extensive membership among large and small employer groups and individuals and a growing presence in the Medicaid markets.

Recent Acquisitions

  Acquisition of Cerulean

    On March 15, 2001, we completed the acquisition of Cerulean Companies, Inc., as a result of which Cerulean has become our wholly owned subsidiary. The transaction, which was financed with cash from operations and debt from our revolving credit facilities, is valued at approximately $700.0 million, excluding deferred taxes and certain transaction costs. Cerulean, principally through its Blue Cross and Blue Shield of Georgia subsidiary, offers insured and administrative services products primarily in the State of Georgia and, as of March 31, 2001, served approximately 1.9 million members.

  Acquisition of Rush Prudential Health Plans

    On March 1, 2000, we completed the acquisition of Rush Prudential Health Plans. Rush Prudential offers a broad array of products and services ranging from HMO products to traditional PPO products and has been primarily integrated into our existing large employer group business. The acquisition significantly increased our Illinois medical membership to nearly 600,000 members as of March 31, 2000. Subsequent to the Rush Prudential acquisition, the acquired business has been operated as UNICARE Health Plans. The transaction, which was financed with cash from operations and debt from our revolving credit facilities, is valued at approximately $202.6 million, subject to certain post-closing adjustments.

Customer Segmentation

    Our products are developed and marketed with an emphasis on the differing needs of various customer segments. In particular, our product development and marketing efforts take into account the differing characteristics between the various customer groups we serve. These customer groups include individuals and small employers, large employers (generally with 51 or more employees), seniors and Medicaid recipients, as well as the unique needs of educational and public entities, federal employee health and benefit programs, national employers and state-run programs servicing high-risk and under-served markets. Individual business units are responsible for enrolling, underwriting and servicing

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customers in specific segments. We believe that one of the keys to our success has been our focus on distinct customer groups defined generally by employer size and geographic region. This focus better enables us to develop benefit plans and services that meet the needs of these distinct markets.

Individual and Small Group Businesses

  Marketing

    Sales representatives are generally assigned to a specific geographic region to allow us to tailor our marketing efforts to the particular health care needs of each regional market. Individual and small employer group products are marketed in California primarily through independent agents and brokers, who are overseen by our sales departments, and through sales managers in Comprehensive Integrated Marketing Services, Inc. ("CIMS"), our wholly owned indirect subsidiary. UNICARE's individual and small employer group products are also generally distributed on a regional basis by independent sales agents in the various localized markets in which UNICARE operates. Our Blue Cross and Blue Shield of Georgia products are also distributed by independent sales agents working in conjunction with our internal sales staff. We expect that, over time, the development of Internet-based distribution methods may affect the sales and marketing process in the individual and small employer group market. In this regard, in 1999 we entered into sales distribution arrangements with certain Internet-based sales agents and introduced our Agent Connect program, which allows individual agents and brokers to create customized Internet websites and incorporate basic information regarding our health plan offerings.

  Products

    PPO and Other Plans.  Our PPO products, which are generally marketed in California under the name "Prudent Buyer," in Georgia under the name "Blue Choice PPO" and elsewhere under the name "UNICARE," are designed to address the specific needs of different customer segments. Our PPO plans require periodic, prepaid premiums and may have copayment obligations for services rendered by network providers that are often similar to the copayment obligations of our HMO plans. Unlike our HMO and other "closed-access" plans, PPO plans do not require members to select a primary care physician who is responsible for coordinating their care and may involve annual deductible requirements. PPO members have the option to receive health care services from non-network physicians, typically at substantially higher out-of-pocket costs to members. Among our various PPO plans are our Prudent Buyer and UNICARE Co-Pay products, which replace annual deductible obligations with HMO-like co-payments while maintaining the member choice typical of PPO plans, and high-deductible health plans intended for use with medical savings accounts ("MSAs"). In 1998, we introduced our unique Employee Elect product, which allows small employers to offer their employees a menu of PPO and HMO options. In January 2001, we introduced our PlanScape family of individual PPO plans in California. The PlanScape plans are marketed towards high, medium and lower-priced purchasers and offer a variety of coverage options and premium amounts.

    Georgia Blue introduced its first PPO in Georgia in the mid-1980s and began offering the Blue Choice PPO product in 1995. Georgia Blue introduced its first PPO for the individual market in February 1999. Georgia Blue also offers a traditional fee-for-service product for both individual and small employer groups. Traditional indemnity products may also use the statewide networks that Georgia Blue has established for physicians, hospitals and pharmacies. An important component of our growth strategy is to introduce new products aimed for the individual and small employer group markets in Georgia.

    Outside of California and Georgia, we offer PPO and other open access products (using proprietary networks and third-party provider networks), as well as traditional fee-for-service products. As we continue to develop or acquire proprietary provider network systems in key geographic areas, we

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intend to offer more intensively managed products to the existing members of acquired businesses and to new individual, small group and senior customers outside of California.

    We believe that an important growth opportunity in the individual market lies in the development of products that are priced attractively for previously uninsured people. In 2000, we introduced our PPO Saver product in California and selected other locations. The PPO Saver product offers significantly lower premiums in exchange for certain limited benefits that still offer primary care physician visits and preventive care benefits and provide catastrophic coverage.

    HMO Plans.  We offer a variety of HMO products to the members of our California HMO, CaliforniaCare. CaliforniaCare members are generally charged periodic, prepaid premiums that do not vary based on the amount of services rendered, as well as modest co-payments (small per-visit charges). Members choose a primary care physician from the HMO network who is responsible for coordinating health care services for the member. Certain plans permit members to receive services from health care professionals that are not a part of our HMO network at a substantial out-of-pocket cost to members which includes a deductible and higher copayment obligations. To enhance the marketability of our plans, in 1996 we introduced our CaliforniaCare Saver HMO product, which has deductible obligations for certain hospital and outpatient benefits. In response to consumer demand for easier access to specialists, in 1997 we introduced the Ready Access program in our CaliforniaCare HMO. The program expedites the referral process to specialists within a member's participating medical group ("PMG"). In addition, the program also allows members of certain PMGs to self-refer to designated frequently used specialists.

    Upon completion of the Cerulean acquisition, we now offer HMO products in the state of Georgia. As of March 31, 2001, Georgia Blue (and its affiliate Blue Cross Blue Shield Health Care Plan of Georgia, Inc.) had approximately 632,000 HMO members, primarily in the greater Atlanta area. Since 1993, Georgia Blue's HMO and point-of-service products have been Georgia Blue's fastest-growing products. Georgia Blue is licensed and operational as an HMO in eight separate locations in Georgia, including Atlanta, Augusta, Columbus and Savannah. As result of the Rush Prudential acquisition, we also offer HMO products in the greater Chicago area. An element of our expansion strategy with respect to this business is to introduce a greater variety of products similar to those offered to CaliforniaCare members.

Large Group Businesses

    During the last several years, our large employer group business has experienced considerable growth. We attribute this growth primarily to the strength of the California economy as well as the enhancement of our reputation for customer service and value especially among large, established companies.

  Marketing and Products

    Our managed health care plans to large employers are generally sold by WellPoint sales personnel, in conjunction with an employer's broker or consultant, to develop a package of managed health care benefits specifically tailored to meet the employer's needs. We believe that a key component of our success in this market segment is our strength in developing complex, highly customized benefits packages that respond to the diverse needs of larger employers and their employee population. In 1999, we introduced our Blue Cross Preferred PPO product in California, which provides certain enhanced benefits desired by high-technology companies in competitive labor markets.

    Many of our HMO and PPO products offered to individuals and small employer groups are also offered to large employer groups. In addition to competitive pricing and exemplary customary service, a key competitive factor in the sale of large employer group products is the ability to offer a spectrum of health plan choices. With the completion of our acquisitions of Cerulean and Rush Prudential, we are

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able to offer a mix of products, including HMO and PPO products, to customers in Georgia and the greater Chicago area. One component of our expansion strategy outside of California is to evaluate acquisition opportunities that will allow us to complement our product offerings in selected target areas.

  Management Services

    In addition to fully insured products, we provide administrative services to large group employers that maintain self-funded health plans. In California, we often have been able to capitalize on this relationship by subsequently introducing our underwritten managed care products. Our managed care services revenues have expanded considerably during the last five years as a result of our acquisition of the Life & Health Benefits Management division ("MMHD") of Massachusetts Mutual Life Insurance Company in 1996, portions of the health and related life group benefit operations ("GBO") of John Hancock Mutual Life Insurance Company in 1997 and Cerulean in March 2001. These businesses are comprised of a higher percentage of administrative services business than our traditional California business. Georgia Blue currently provides administrative services for several accounts sponsored by the State of Georgia. These accounts comprise in excess of 29% of Georgia Blue's membership.

    We offer managed care services, including underwriting, actuarial services, medical cost management, claims processing and administrative services for self-funded employers. We also enable employers with self-funded health plans to use our provider networks and to realize savings through our favorable provider arrangements, while allowing employers the ability to design certain health benefit plans in accordance with their own requirements and objectives. As of March 31, 2001, we served self-insured health plans covering approximately 3.4 million medical members.

  Senior Plans

    We offer numerous Medicare supplement plans, which typically pay the difference between health care costs incurred by a beneficiary and amounts paid by Medicare. One such product is Medicare Select, a PPO-based product that offers supplemental Medicare coverage. We also offer Medicare Select II, a hybrid product which allows seniors over the age of 65 to maintain their full Medicare benefits for any out-of-network benefits while enrolled in a supplemental plan that allows them to choose their own physician with a copayment. As of March 31, 2001, these Medicare supplemental plans served approximately 197,000 members. We also offer Blue Cross Senior Secure, an HMO plan operating in defined geographic areas, under a Medicare + Choice contract with the Health Care Financing Administration ("HCFA"). This contract entitles us to a fixed per-member premium from HCFA which is subject to adjustment annually by HCFA based on certain demographic information relating to the Medicare population and the cost of providing health care in a particular geographic area. In addition to physician care, hospitalization and other benefits covered by Medicare, the benefits under this plan (which vary by county) typically include prescription drugs, routine physical exams, hearing tests, immunizations, eye examinations, counseling and health education services. As of March 31, 2001, Blue Cross Senior Secure HMO plans served over 30,000 members. Georgia Blue also has a Medicare + Choice contract with HCFA, which allows it to offer an HMO plan in nine Georgia counties in the greater Atlanta area. This product, "Blue Choice Platinum," became operational in April 1997 and had approximately 25,000 members as of March 31, 2001.

  Medicaid Plans and Other State-Sponsored Programs

    The California Department of Health Services ("DHS") administers Medi-Cal, California's Medicaid program. We have been awarded contracts to offer Medi-Cal managed care programs in various California counties. Under these programs, we provide health care coverage to Medi-Cal program members and DHS (or a delegated local agency) pays us a fixed payment per member per month. As of March 31, 2001, approximately 808,000 members were enrolled in our Medi-Cal managed

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care programs in various California counties and in other state-sponsored programs. In 2000, we formed a newly licensed health maintenance organization, UNICARE Health Plan of Oklahoma, Inc., which has obtained a contract with the Oklahoma Health Care Authority to cover SoonerCare Plus Medicaid members in central Oklahoma, primarily in the Oklahoma City area. Operations began on July 1, 2000 and as of March 31, 2001, the plan had approximately 20,000 Oklahoma Medicaid SoonerCare Plus members. In 2000, we entered into a joint venture with Medical Card Systems, Inc., a Puerto Rico-based group health and life insurer, to pursue contracts under the Health Reform Program in Puerto Rico.

Managed Health Care Networks and Provider Relations

    While our product development and marketing efforts are organized by distinct customer segments, we believe that our interactions with hospitals and physicians are best facilitated through a single coordinated effort handled by our Health Care Quality Assurance Division. Because of the different market positions of our Blue Cross of California, Georgia Blue and UNICARE tradenames, our health care networks and provider relations are different in California and Georgia than other states.

  Blue Cross of California

    Our extensive managed health care provider networks in California include HMO, PPO and specialty managed care networks. We use our large California membership to negotiate physician contracts at favorable rates that promote delivery of quality care and encourage effective utilization management. Under these contracts, physicians are paid either a fixed per member monthly amount (known as a capitation payment) or on the basis of a fixed fee schedule. In selecting physicians for our networks, we use our credentialing programs to evaluate the applicant's professional qualifications and experience, including license status, malpractice claims history and hospital affiliations.

    The following is a more detailed description of the principal features of our California PPO and HMO networks.

    PPO Network.  There were approximately 3.4 million members (including administrative services members) enrolled in our California PPO health care plans as of March 31, 2001, approximately 36% of whom were individuals or employees of small groups. We endeavor to manage and control costs for our PPO plans by negotiating favorable arrangements with physicians, hospitals and other health care professionals, and requiring participation in our various medical management programs. In addition, we manage costs through pricing and product design decisions intended to influence the behavior of both health care professionals and members.

    Our California PPO plans provide for the delivery of specified health care services to members by contracting with physicians, hospitals and other health care professionals. Hospital contracts are on a nonexclusive basis and generally provide for per diem payments (a fixed fee schedule where the daily rate is based on the type of service) that provide for rates that are below the hospitals' standard billing rates. Physician contracts are also on a nonexclusive basis and specify fixed fee schedules that are below standard billing rates. We are able to obtain prices for hospitals and physician services below standard billing rates because of the volume of business we offer to health care professionals that are part of our network. Rates are generally negotiated on an annual or multi-year basis with hospitals. Rates for physicians in our PPO network are set from time to time by us.

    HMO Network.  Membership in CaliforniaCare was approximately 2.2 million members as of March 31, 2001.

    The physician network of PMGs is comprised of both multi-specialty medical group practices and individual practice associations ("IPAs"). We reimburse substantially all primary care physicians or

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PMGs in our California HMO network on a capitated basis. These arrangements specify fixed per member per month payments to providers and may result in a marginally higher medical loss ratio than a non-capitated arrangement, but significantly reduce risk to us. Generally, HMO network hospital contracts are on a nonexclusive basis and provide for a per diem payment, which is below the hospitals' standard billing rates.

    Contractual arrangements with PMGs typically include provisions under which we provide limited stop-loss protection. If the PMG's actual charges for medical services provided to a member exceed an agreed-upon threshold amount, we will pay the group a portion of the excess amount. Rates are generally negotiated with PMGs and hospitals on an annual or multi-year basis. To encourage PMGs to contain costs for claims for non-capitated services such as inpatient hospital, outpatient surgery, hemodialysis, emergency room, skilled nursing facility, ambulance, home health and alternative birthing center services, our PMG agreements provide for a settlement payment to the PMG based upon the PMG's effective utilization of such non-capitated services. PMGs are also eligible for additional incentive payments based upon their satisfaction of quality criteria and management of outpatient prescription drugs.

  Blue Cross Blue Shield of Georgia

    In 1995, Cerulean began using jointly owned integrated delivery systems for managed health care products, with community health partnership networks ("CHPNs") as the cornerstone of this strategy. CHPNs are locally based equity ventures between Georgia Blue and a local physician group or hospital. The physician or hospital joint venturers, as well as other health care professionals with which the CHPN maintains contracts, provide clinical services. Georgia Blue provides sales, management and administrative services, including information systems and data management services. Georgia Blue's HMO affiliate collects premium and fee revenues from subscribers and retains a flat percentage for administration and as a contribution to surplus. After deduction of premium taxes, the CHPN uses remaining premium revenue for payment of medical expenses and contributions to its retained earnings. As of March 31, 2001, two CHPNs were active and operational, one in the greater Atlanta area and one in the Augusta market. The HMO membership in the CHPNs accounts for a significant percentage of Georgia Blue's HMO membership.

    Outside of Atlanta and Augusta, Georgia Blue has developed extensive physician and hospital networks that serve Georgia Blue's PPO Plans and certain of its indemnity products. For these products, Georgia Blue uses a variety of reimbursement methods, including per diem payments, maximum allowable charge, case rates, discounted fee-for-service and fee schedules.

  UNICARE

    Due to the more recent development of our operations outside of California and Georgia, our relations with health care professionals outside of California and Georgia are more varied than in those states. During 2000, we continued our UNICARE network development efforts in various states, including Georgia, Illinois, Indiana, Maryland, Ohio, Texas and Virginia. Some of these network development activities involved start-up activities, while others involved supplementing existing networks acquired in the MMHD and GBO acquisitions. As a result of our extensive efforts, UNICARE's proprietary networks in Georgia and Texas are substantially completed.

    As a result of the Rush Prudential acquisition completed in March 2000, UNICARE has now added Rush Prudential's existing networks to its proprietary networks in the greater Chicago area. As part of the MMHD acquisition, we also acquired a majority ownership interest in a PPO entity, UNICARE National Capital Preferred Provider Organization ("UNICARE NCPPO"), which operates in the Maryland/Virginia area and is a joint venture with local health care providers.

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    A large number of UNICARE members are currently served by third-party provider networks, which generally lack the selectivity and discounts typical of our proprietary networks. One of our strategies for the expansion of our UNICARE operations is to continue building and acquiring proprietary network systems in certain geographies similar to our networks in California, Georgia, Texas and Chicago, which provide a continuum of managed care products to various customer segments. As we expand our out-of-state operations, we intend to build or acquire such network operations and, as appropriate, to replace or supplement the current third-party network arrangements. Additionally, we have begun a process to consolidate our third-party network relationships in an effort to further contain our administrative expenses.

  Ancillary Networks

    We evaluate current and emerging high volume or high cost services to determine whether developing an ancillary service network will yield cost control benefits. In establishing these ancillary service networks, we seek to enter into capitation or fixed-fee arrangements with providers of these services. We regularly collect and analyze industry data on high cost or high volume unmanaged services to identify the need for specialty managed care networks. For example, we created Centers of Expertise for certain transplant services.

  Utilization Management

    In order to better manage quality in our proprietary provider networks, we adopt utilization management systems and guidelines that are intended to reduce unnecessary procedures, admissions and other medical costs. The utilization management systems seek to provide quality care to our members by ensuring that medical services provided are based on medical necessity and that all final decisions are made by physicians. In our California HMO, we permit PMGs to oversee most utilization management for their particular medical group under our guidelines. Currently, substantially all of the PMGs in our California HMO network have established committees to oversee utilization management. For our California PPO network, we use treatment guidelines, require pre-admission approvals of hospital stays and concurrent review of all admissions and retrospectively review physician practice patterns. Utilization management also includes an outpatient program, with pre-authorization and retrospective review, ongoing supervision of inpatient and outpatient care of members, case management and discharge planning capacity. Review of practice patterns may result in modifications and refinements to the PPO plan offerings and network contractual arrangements. In addition, we manage health care costs by periodically reviewing cost and utilization trends within our provider networks. Cases are reviewed in the aggregate to identify a high volume of a particular type of service to identify the most effective method of treatment while more effectively managing costs. In addition, we review high-cost procedures in an effort to provide quality, cost-effective treatment by utilizing new technologies or by creating additional networks, such as our networks of home health agencies.

    For our UNICARE managed care health plans, utilization management is provided by UNICARE through our subsidiary CostCare, Inc. ("CCI"). As part of the GBO acquisition, we acquired CCI, which provides medical management services. We have integrated CCI's traditional utilization management and case management services into UNICARE offerings. CCI products include a disease state management program, a high-risk pregnancy identification and management program and a nurse health information line. Certain of our plans in California also feature similar programs. In September 1999, CCI (which operates as UNICARE/Cost Care) received a two-year accreditation for its utilization management program from the Utilization Review Accreditation Commission ("URAC"), a private organization providing voluntary accreditation of utilization review entities. Additionally, in February 2000, CCI received a two-year accreditation from URAC for its health information line program.

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    In 2000, the National Committee for Quality Assurance ("NCQA") awarded Blue Cross Blue Shield Health Care Plan of Georgia, Inc. its second full, three-year accreditation. Georgia Blue's PPO organization was the first PPO in Georgia to receive accreditation from URAC.

  Underwriting

    In establishing premium rates for our health care plans, we use underwriting criteria based upon our accumulated actuarial data, with adjustments for factors such as claims experience, member mix and industry differences to evaluate anticipated health care costs. Our underwriting practices in the individual and small group market are subject to legislation in California, Georgia and other states affecting the individual and small employer group market. Because UNICARE's members are in every state, our underwriting practices, especially in the individual and small group market, are subject to a variety of legislative and regulatory requirements and restrictions.

  Quality Management

    Quality management for most of our business is overseen by our Quality Management Department and is designed to ensure that necessary care is provided by qualified personnel. Depending on the local markets, quality management encompasses plan level quality performance, provider credentialing, provider and member grievance monitoring and resolution, medical group auditing, monitoring medical group compliance with our standards for medical records and medical offices, physician peer review and a quality management committee.

Specialty Managed Health Care and Other Plans and Services

    We offer a variety of specialty managed health care and other services. We believe that these specialty networks and plans complement and facilitate the marketing of our medical plans and help in attracting employer groups and other members that are increasingly seeking a wider variety of options and services. We also market these specialty products on a stand-alone basis to other health plans and other payors.

  Pharmacy Products

    We offer pharmacy services and pharmacy benefit management services to our members. Our pharmacy services incorporate features such as drug formularies (a WellPoint-developed listing of preferred, cost-effective drugs), a pharmacy network and maintenance of a prescription drug database and mail order capabilities. Pharmacy benefit management services provided by us include management of drug utilization through outpatient prescription drug formularies, retrospective review and drug education for physicians, pharmacists and members. In December 2000, we completed the acquisition of a mail-order pharmacy facility, which now operates under the name PrecisionRx. We believe that PrecisionRx will enhance the competitiveness of our pharmacy benefit management services. As of March 31, 2001, we had approximately 30 million risk and non-risk pharmacy members and approximately 55,000 participating pharmacies.

  Dental Plans

    Our California dental plans include Dental Net, our California dental HMO, and Blue Cross Dental Select HMO, a hybrid plan, a dental PPO, and traditional indemnity plans. Our dental products outside of California currently include a dental PPO in Texas, Georgia and almost all of the other states in which we operate. As a result of the MMHD and GBO acquisitions, we have acquired significant additional dental membership outside of California. Our dental plans provide primary and specialty dental services, including orthodontic services, and as of March 31, 2001, served approximately 2.7 million dental members.

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  Life Insurance

    We offer primarily term-life and accidental death and dismemberment ("AD&D") insurance to employers, generally in conjunction with our health plans. The MMHD, GBO and Cerulean acquisitions have expanded our life insurance business both inside and outside of California. As of March 31, 2001, we provided life insurance products to approximately 2.1 million persons.

  Mental Health Plans

    We offer specialized mental health and substance abuse programs. The plans cover mental health and substance abuse treatment services on both an inpatient and an outpatient basis. In addition, approximately 303 employee assistance and behavioral managed care programs have been implemented for a wide variety of businesses throughout the United States. As of March 31, 2001, there were approximately 4.8 million members covered under our mental health plans. We believe the implementation of new mental health parity laws will provide a growth opportunity for us because many plans currently provide for limited mental health benefits.

  Utilization Management

    In connection with the GBO acquisition, we acquired CCI. CCI, which now operates under the trade name UNICARE/CostCare, provides stand-alone utilization management and other medical management services to other health plans and self-funded employers. CCI utilization management services are also integrated into UNICARE product offerings. As of March 31, 2001, we had approximately 1.8 million utilization management members.

  Disability Plans

    We offer short- and long-term disability programs, usually in conjunction with our health plans. As of March 31, 2001, we provided long-term or short-term disability coverage to approximately 553,000 individuals.

  Long-Term Care Insurance

    In November 1997, we began offering a group of long-term care insurance products to our California members through our indirect wholly owned subsidiary BC Life & Health Insurance Company. These plans, which are marketed under the Blue Cross Long Term Care trade name, involve six different products. Our long-term care products include tax-qualified and non-tax qualified versions of a skilled nursing home care plan and comprehensive policies covering skilled, intermediate and custodial long-term care and home health care services.

  Workers' Compensation Managed Care Services

    In California, we offer workers' compensation managed care services, including bill review, network access, medical cost management and utilization management, to employers who self-insure their workers' compensation coverage, as well as to workers' compensation carriers.

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DESCRIPTION OF NOTES

    The following description of the particular terms of the notes offered by this prospectus supplement supplements the description of the general terms and provisions of the debt securities included in the accompanying prospectus. The notes will be issued under an amended and restated indenture, dated as of June 8, 2001, between us and The Bank of New York, as trustee. The following summary of the notes is qualified in its entirety by reference to the description of the debt securities and indenture contained in the accompanying prospectus.

    The notes will mature on June 15, 2006. The notes will be our unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. All existing and future liabilities of our subsidiaries will be effectively senior to the notes. Since substantially all of our operations are conducted through subsidiaries, our cash flow and consequent ability to service debt, including the notes, are dependent upon the earnings of our subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by the subsidiaries to, us. The subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amount pursuant to the notes or to make any funds available therefor, whether by dividends, loans or other payments. Because certain of our subsidiaries are regulated managed care or insurance companies, the payment of dividends and making of loans and advances to us by such subsidiaries are subject to statutory and regulatory restrictions. These restrictions may be changed in the future. In addition, the payment of dividends and making of loans and advances are contingent upon the earnings of those subsidiaries and are subject to various business considerations.

    The notes will be issued in fully registered form only, in denominations of $1,000 and integral multiples of that amount. The notes will be issued in the form of one or more global securities that will be deposited with, or on behalf of, the Depository Trust Company.

    We may, without the consent of the holders of notes, issue additional notes having the same ranking and the same interest rate, maturity and other terms as the notes. Any additional debt securities having such similar terms, together with the notes, will constitute a single series of debt securities under the indenture.

    We will pay interest on the notes at a rate of 6 3/8% per annum semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2001, to the persons in whose names the notes are registered at the close of business on June 1 or December 1, as the case may be (whether or not a business day), immediately preceding the relevant interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months.

    If any interest payment date falls on a day that is not a business day, the interest payment will be postponed to the next day that is a business day, and no interest on such payment will accrue for the period from and after such interest payment date. If the maturity date of the notes falls on a day that is not a business day, the payment of interest and principal may be made on the next succeeding business day, and no interest on such payment will accrue for the period from and after the maturity date. Interest payments for the notes will include accrued interest from and including the date of issue or from and including the last date in respect of which interest has been paid, as the case may be, to, but excluding, the interest payment date or the date of maturity, as the case may be.

    As used in this prospectus supplement, "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.

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Optional Redemption

    The notes may be redeemed, in whole or in part, at our option at any time or from time to time. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

  •
  100% of the principal amount of the notes being redeemed on the redemption date; or

  •
  the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Treasury Rate as (defined below), as determined by the Reference Treasury Dealer (as defined below), plus 25 basis points;

plus, in each case, accrued and unpaid interest on the notes to the redemption date.

    Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

    We will mail notice of any redemption at least 15 days but not more than 45 days before the redemption date to each registered holder of the notes to be redeemed. Once notice of redemption is mailed, the notes called for redemption will become due and payable on the redemption date and at the applicable redemption price, plus accrued and unpaid interest to the redemption date.

    "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by the Reference Treasury Dealer as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

    "Comparable Treasury Price" means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such Quotation.

    "Reference Treasury Dealer" means (A) Salomon Smith Barney Inc. or UBS Warburg LLC (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by us.

    "Reference Treasury Dealer Quotation" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

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    On and after the redemption date, interest will cease to accrue on the notes or any portion of the notes called for redemption (unless we default in the payment of the redemption price and accrued interest). On or before the redemption date, we will deposit with a paying agent (or the trustee) money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on that date. If less than all of the notes of any series are to be redeemed, the notes to be redeemed shall be selected by lot by DTC, in the case of notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of notes that are not represented by a global security.

    The notes will not be entitled to the benefit of any mandatory redemption or sinking fund.

Covenants

    The indenture provides for a limitation on our ability to create liens to secure certain indebtedness without also securing the notes, as described in the accompanying prospectus in the section entitled "Description of the Debt Securities—Limitation on Liens." The indenture does not contain a covenant limiting our ability to engage in sale and lease-back transactions and the consequences of any sale and lease-back transactions will not affect our ability under the indenture to create liens securing certain indebtedness. The section entitled "Description of the Debt Securities—Limitation on Sale and Lease-Back Transactions" in the accompanying prospectus is not a term of the notes described in this prospectus supplement.

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UNDERWRITING

    Salomon Smith Barney Inc. and UBS Warburg LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below.

    Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter's name.

Underwriter	Principal Amount of Notes
Salomon Smith Barney Inc.	$144,000,000
UBS Warburg LLC	126,000,000
Banc of America Securities LLC	63,000,000
Banc One Capital Markets, Inc.	63,000,000
Fleet Securities, Inc.	13,500,000
Mizuho International plc	13,500,000
SunTrust Equitable Securities Corporation	13,500,000
Wachovia Securities, Inc.	13,500,000

Total	$450,000,000

    The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

    The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed 0.350% of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a commission not to exceed 0.250% of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

    The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by WellPoint
Per note	0.600%

    In connection with the offering, Salomon Smith Barney and UBS Warburg, on behalf of the underwriters, may purchase and sell notes in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney or UBS Warburg, in covering syndicate short positions or making stabilizing purchases, repurchases notes originally sold by that syndicate member.

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    Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

    We estimate that our total expense for this offering will be approximately $274,000.

    In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged and may in the future engage in investment and commercial banking transactions with us and our affiliates. Salomon Smith Barney Inc. is an affiliate of Citicorp USA, Inc., UBS Warburg LLC is an affiliate of UBS AG, Banc of America Securities LLC is an affiliate of Bank of America, N.A., Banc One Capital Markets, Inc. is an affiliate of Bank One, N.A., Fleet Securities, Inc. is an affiliate of Fleet National Bank, Mizuho International plc is an affiliate of The Industrial Bank of Japan, Limited, SunTrust Equitable Securities Corporation is an affiliate of SunTrust Bank and Wachovia Securities, Inc. is an affiliate of Wachovia Bank, N.A. Each of these banking affiliates are lenders under our revolving credit facilities. Since more than 10% of the net proceeds of the offering will be used to repay indebtedness that we owe to affiliates of the underwriters under our revolving credit facilities, the offering will be made in accordance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc.

    We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

    The legality of the notes offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, Los Angeles, California, and for the underwriters by Davis Polk & Wardwell, Menlo Park, California.

EXPERTS

    The consolidated financial statements incorporated in this prospectus supplement and accompanying prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The combined financial statements of the Group Benefits Operations of John Hancock Mutual Life Insurance company and subsidiaries at December 31, 1996 and 1995 and for the years then ended, included in the company's Amendment No. 1 on Form 8-K/A to its current Report on Form 8-K dated March 1, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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PROSPECTUS

$1,000,000,000
WELLPOINT HEALTH NETWORKS INC.

    WellPoint Health Networks Inc., a Delaware corporation (the "Company" or "WellPoint"), may from time to time offer in one or more series (i) unsecured debt securities ("Debt Securities"), which may be senior debt securities ("Senior Debt Securities") or subordinated debt securities ("Subordinated Debt Securities"), and (ii) warrants to purchase Debt Securities ("Debt Warrants"), with an aggregate public offering price of up to $1,000,000,000, on terms to be determined at the time or times of offering. The Debt Securities and Debt Warrants (collectively referred to herein as the "Offered Securities") may be offered, separately or together, in separate classes or series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement").

    All specific terms of the offering and sale of the Offered Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, when applicable: (i) in the case of Debt Securities, the specific title, aggregate principal amount, ranking as Senior Debt Securities or as Subordinated Debt Securities, currency, form (which may be registered or bearer or certificated or global), authorized denominations, maturity, rate (or manner of calculation thereof) and time of payment of interest, if any, terms for redemption at the option of the Company or repayment at the option of the holder thereof, terms for sinking fund payments, and any public offering price and (ii) in the case of Debt Warrants, a description of the Debt Securities for which each warrant will be exercisable and the duration, offering price, exercise price and detachability features.

    The applicable Prospectus Supplement will also contain information, when applicable, about certain United States federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by that Prospectus Supplement.

    The Offered Securities may be offered directly, through agents designated from time to time by the Company, or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Offered Securities, their names and any applicable purchase price, fee, commission or discount arrangement between or among them will be set forth in or will be calculable from the information set forth in the applicable Prospectus Supplement. No Offered Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of those Offered Securities. See "Plan of Distribution" for possible indemnification arrangements with underwriters, dealers and agents.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF THE OFFERED SECURITIES UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

AUGUST 5, 1997

AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company with the Commission pursuant to the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661. Copies of such material can also be obtained from the Public Reference Branch of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company is required to file electronic versions of such material with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. Electronic filings are publicly available at http://www.sec.gov within 24 hours of acceptance. The Company's stock is listed on the New York Stock Exchange. Reports, proxy and information statements and other information filed by the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, the Chicago Stock Exchange, 440 South LaSalle Street, Chicago, Illinois 60605, and the Pacific Stock Exchange, Inc., 301 Pine Street, San Francisco, California 94104, or 233 South Beaudry Avenue, Los Angeles, California 90012.

    The Company has filed with the Commission a registration statement (herein, together with all amendments and exhibits, referred to as the "Registration Statement") on Form S-3 under the Securities Act of 1933, as amended (the "Securities Act"), which relates to the Offered Securities. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto as permitted by the rules and regulations of the Commission. For information with respect to the Company and the Offered Securities, reference is hereby made to such Registration Statement, exhibits and schedules. The Registration Statement may be inspected without charge by anyone at the office of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from the Commission upon payment of the prescribed fees. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in all respects by such reference.

REINCORPORATION

    The Company was reincorporated in Delaware effective August 4, 1997 (the "Reincorporation"). The Reincorporation was effected via a merger (the "Merger") involving the Company, WellPoint Health Networks Inc., a California company ("WellPoint California"), which was the parent of the Company prior to the Merger, and a wholly owned subsidiary of the Company organized solely for purposes of effecting the Merger ("Merger Subsidiary"). Pursuant to the Merger, Merger Subsidiary was merged into WellPoint California, Merger Subsidiary disappeared and WellPoint California is the surviving entity and a wholly owned subsidiary of the Company. As a result of the Merger, the Company is substantially a holding company and the former shareholders of WellPoint California became the stockholders of the Company. As used in this Prospectus, the "Company" means WellPoint Health Networks Inc., a Delaware corporation, as of or after August 4, 1997, and WellPoint Health Networks Inc., a California corporation (and its predecessors), prior to August 4, 1997.

DOCUMENTS INCORPORATED BY REFERENCE

    The following documents of the Company's predecessor, WellPoint California, filed with the Commission (File No. 1-14340) are incorporated herein by reference:

  (i)
  WellPoint California's Annual Report on Form 10-K for the year ended December 31, 1996;

  (ii)
  WellPoint California's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

  (iii)
  WellPoint California's Current Reports and Form 8-K filed January 2, 1997 and March 14, 1997 (as amended by Amendment No. 1 on Form 8-K/A filed May 14, 1997); and

  (iv)
  WellPoint California's definitive Proxy Statement on Schedule 14A filed May 8, 1997.

    The following documents of the Company filed with the Commission (File No. 001-13083) are incorporated herein by reference:

  (i)
  The Company's Registration Statement on Form 8-B filed June 12, 1997; and

  (ii)
  The Company's Current Report on Form 8-K filed August 5, 1997.

    All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Offered Securities shall be deemed to be incorporated in this Prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge to any person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any document incorporated by reference herein, other than exhibits to such documents unless such exhibits are specifically incorporated by reference in such document. Requests should be directed to 21555 Oxnard Street, Woodland Hills, California 91367, Attention: Secretary. The Company's telephone number is (818) 703-4000.

THE COMPANY

General

    WellPoint is one of the nation's largest publicly traded managed health care companies with approximately 5.9 million medical members, 12.9 million pharmacy members and 3.0 million dental members as of March 31, 1997. The Company offers a diversified mix of managed care products, including health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs") and point-of-service ("POS") and other hybrid plans, and indemnity plans. The Company's managed care plans incorporate a full range of financial incentives and cost controls for both members and providers. The Company also provides a broad array of specialty and other products, including pharmacy, dental, life, workers' compensation, disability, behavioral health, COBRA and flexible benefits account administration. In addition, the Company offers managed care services for self-funded employers, including underwriting, actuarial services, network access, medical cost management, claims processing and administrative services. The Company's diversified mix of products and services has been developed to meet the needs of a broad range of individuals, employer groups and their employees. The Company's operations, with the exception of specialty products, are organized into two internal business units with a geographic focus. The Company markets its products in California primarily under the name Blue Cross of California and outside of California primarily under the name UNICARE.

    The Company is a corporation organized under the laws of the State of Delaware. The Company's principal executive offices are located at 21555 Oxnard Street, Woodland Hills, California 91367 (telephone number: (818) 703-4000).

USE OF PROCEEDS

    Unless otherwise indicated in an accompanying Prospectus Supplement, the net proceeds to be received by the Company from the sale of the Offered Securities will be used to repay long-term indebtedness or for general corporate purposes, which may include the repayment of existing indebtedness, the financing of capital expenditures and acquisitions.

RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth the ratio of earnings to fixed charges of the Company for the periods indicated:

Year Ended December 31,					Quarter Ended March 31,
1992	1993	1994	1995	1996	1996	1997
71.5	68.9	61.7	49.8	9.0	92.8	7.6

    For purposes of computing the ratios of earnings to fixed charges for the Company and its subsidiaries, earnings have been calculated by adding fixed charges to income before income taxes. Fixed charges consist of gross interest expense and that portion of rent expense (one-third) deemed representative of the interest factor in such rent expense.

DESCRIPTION OF THE DEBT SECURITIES

    The Senior Debt Securities will be issued under a proposed Indenture as amended or supplemented from time to time (the "Senior Indenture"), between the Company and The Bank of New York, as trustee (the "Trustee"). The Subordinated Debt Securities will be issued under a proposed Indenture as amended or supplemented from time to time (the "Subordinated Indenture"), between the Company and a trustee to be named in any Prospectus Supplement relating to Subordinated Debt Securities. The Senior Indenture and the Subordinated Indenture are sometimes referred to herein collectively as the "Indentures" and each individually as an "Indenture."

    The forms of the Indentures have been filed as exhibits to the Registration Statement of which this Prospectus is a part, and the Senior Indenture is available for inspection at the principal corporate trust office of the Trustee at 101 Barclay Street, 21 West, New York, New York 10286. The Indentures are subject to, and are governed by, the Trust Indenture Act of 1939, as amended. The statements made hereunder relating to the Indentures and the Debt Securities to be issued hereunder are summaries of certain provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Indentures and such Debt Securities. All section references appearing in this section "Description of the Debt Securities" are to sections of the applicable Indenture, and capitalized terms used but not defined herein shall have the respective meanings set forth in the applicable Indenture.

General

    The Indentures do not limit the amount of Debt Securities that can be issued thereunder and provide that Debt Securities of any series may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by the Company. The Indentures do not limit the amount of other indebtedness or securities that may be issued by the Company or its subsidiaries.

    The Debt Securities will be direct, unsecured obligations of the Company and will constitute Senior Debt Securities or Subordinated Debt Securities. Creditors of the Company's subsidiaries are entitled to a claim on the assets of such subsidiaries. Consequently, in the event of a liquidation or reorganization of any subsidiary, creditors of the subsidiary are likely to be paid in full before any distribution is made to the Company and holders of Debt Securities, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

    Reference is made to the Prospectus Supplement for the following and other possible terms of each series of the Debt Securities in respect of which this Prospectus is being delivered: (i) the title of the Debt Securities; (ii) any limit upon the aggregate principal amount of the Debt Securities; (iii) if other than 100% of the principal amount, the percentage of their principal amount at which the Debt Securities will be offered; (iv) the date or dates on which the principal of the Debt Securities will be payable (or method of determination thereof); (v) the rate or rates (or method of determination thereof) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which such interest will be payable, and the record dates for the determination of the holders to whom interest is payable; (vi) if other than as set forth herein, the place or places where the principal of and interest, if any, on the Debt Securities will be payable; (vii) the price or prices at which, the period or periods within which and the terms and conditions upon which Debt Securities may be redeemed, in whole or in part, at the option of the Company; (viii) if other than the principal amount thereof, the portion of the principal amount of the Debt Securities payable upon declaration of acceleration of the maturity thereof; (ix) the obligation, if any, of the Company to redeem, repurchase or repay Debt Securities, whether pursuant to any sinking fund or analogous provisions or pursuant to other provisions set forth therein or at the option of a Holder thereof; (x) whether the Debt Securities will be represented in whole or in part by one or more global notes registered in the names of a depository or its nominee; (xi) the ranking of such Debt Securities as Senior Debt Securities or Subordinated Debt Securities; and (xii) any other terms or conditions not inconsistent with the provisions of the Indenture under which the Debt Securities will be issued. (Section 2.3) "Principal" when used herein includes, when appropriate, the premium, if any, on the Debt Securities.

    Unless otherwise provided in the Prospectus Supplement relating to any Debt Securities, principal and interest, if any, will be payable, and the Debt Securities will be transferable, at the office or offices or agency maintained by the Company for such purposes, provided that payment of interest on the Debt Securities will be paid at such place of payment by check mailed to the persons entitled thereto at the addresses of such persons appearing on the security register. Interest on the Debt Securities will be payable on any interest payment date to the persons in whose name the Debt Securities are registered at the close of business on the record date with respect to such interest payment date.

    The Debt Securities may be issued only in fully registered form in minimum denominations of $1,000 and any integral multiple thereof. Additionally, the Debt Securities may be represented in whole or in part by one or more global notes registered in the name of a depository or its nominee and, if so represented, interests in such global note will be shown on, and transfers thereof will be effected only through, records maintained by the designated depository and its participants.

    The Debt Securities may be exchanged for an equal aggregate principal amount of Debt Securities of the same series and date of maturity in such authorized denominations as may be requested upon surrender of the Debt Securities at an agency of the Company maintained for such purpose and upon fulfillment of all other requirements of such agent. No service charge will be made for any transfer or exchange of the Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.8)

    The Indentures require the annual filing by the Company with the Trustee of a certificate as to compliance with certain covenants contained in the Indentures. (Section 3.4)

    The Company will comply with Section 14(e) under the Exchange Act, to the extent applicable, and any other tender offer rules under the Exchange Act which may then be applicable, in connection with any obligation of the Company to purchase Debt Securities at the option of the holders thereof. Any such obligation applicable to a series of Debt Securities will be described in the Prospectus Supplement relating thereto.

    Debt Securities denominated or payable in foreign currencies may entail significant risks. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets. These risks will vary depending upon the currency or currencies involved and will be more fully described in the Prospectus Supplement relating thereto. Unless otherwise described in a Prospectus Supplement relating to any Debt Securities, there are no covenants or provisions contained in the Indentures which may afford the holders of Debt Securities protection in the event of a highly leveraged transaction involving the Company.

Limitation On Liens

    The Senior Indenture provides that the Company will not, and will not permit any Subsidiary to, directly or indirectly, create, incur, assume or permit to exist any Lien on or with respect to any Property of the Company or such Subsidiary or any interest therein or any income or profits therefrom, unless the Debt Securities are secured equally and ratably with (or prior to) any and all other indebtedness secured by such Lien, except for (i) any Lien arising in the ordinary course of business, other than in connection with indebtedness for borrowed money; (ii) any Lien on Property acquired by the Company or any Subsidiary after the date of issuance of the Debt Securities, provided that such

Lien existed on the date such Property was acquired; (iii) any Lien existing on the date of the Indenture; (iv) any Lien securing indebtedness incurred to finance the purchase price or cost of construction of Property (or additions, substantial repairs, alterations or substantial improvements thereto), provided that such Lien and the indebtedness secured thereby are incurred within one year of the later of acquisition or completion of construction (or addition, repair, alteration or improvement) and full operation thereof; (v) any Liens arising out of judgments or awards against the Company or any Subsidiary having an outstanding principal amount which do not exceed $20 million in the aggregate or with respect to which the Company or such Subsidiary shall in good faith be prosecuting an appeal or proceedings for review, Liens which are discharged within 60 days of entry of judgment or Liens incurred by the Company or a Subsidiary for the purpose of obtaining a stay or discharge in the course of any legal proceeding to which the Company or such Subsidiary is a party; (vi) any Lien for taxes not yet due and payable by the Company or any Subsidiary or which the Company or such Subsidiary is contesting in good faith; (vii) any Lien on or with respect to Property of a Subsidiary in favor of the Company or another Subsidiary; (viii) short term repurchase agreements covering portfolio securities; (ix) any Lien securing indebtedness in respect of Capital Leases on the Property subject to such Capital Leases; (x) deposits, reserves or contingent payment arrangements required under or pursuant to any applicable provisions of federal, state or local rules, regulations or ordinances regarding health maintenance organizations, providers of life, health care or disability insurance or the provision of health care services or such insurance or the management of health services or securing regulatory capital or other financial responsibility requirements; (xi) any Lien (other than a Lien permitted under any of clauses (i) through (x) of this paragraph) securing indebtedness of the Company or of any Subsidiary provided that the aggregate principal amount of all Secured Debt together with all Attributable Debt of the Company and its Subsidiaries in respect of Sale and Lease-Back Transactions may not exceed 15% of Consolidated Net Tangible Assets of the Company and its Subsidiaries; (xii) any Lien extending, renewing or replacing any Lien permitted by clauses (i) through (xi) above; and (xiii) any Lien securing indebtedness the proceeds of which are deposited, promptly upon receipt, with the Trustee solely for the purpose of effecting a legal defeasance or covenant defeasance as set forth under "Satisfaction and Discharge of Indenture" and "Defeasance."

    In the case of Liens permitted under clauses (ii) and (iv) above, such Liens may not relate to any Property of the Company or a Subsidiary other than the Property so acquired, constructed, added, repaired, altered or improved, as the case may be. In the case of Liens permitted under clause (xii), unless such Liens are otherwise permitted under clause (xi), such Liens (A) may not relate to any Property of the Company or a Subsidiary other than the Property to which the Lien being extended, renewed or replaced relates to, and (B) may not secure indebtedness in excess of that secured by the Lien being extended, renewed or replaced.

Limitation on Sale and Lease-Back Transactions

    The Senior Indenture provides that, as of the date of the Indenture, the Company will not, nor will it permit any Subsidiary to, directly or indirectly, enter into, assume, guarantee or otherwise become liable with respect to any Sale and Lease-Back Transaction; provided, however, that the Company or any Subsidiary may enter into (i) a Sale and Lease-Back Transaction that, had such Sale and Lease-Back Transaction been structured as a mortgage rather than as a Sale and Lease-Back Transaction, the Company or such Subsidiary would have been permitted to enter into such transaction pursuant to the terms of the Senior Indenture described under "Limitation on Liens," (ii) a Sale and Lease-Back Transaction between or among the Company and any of its Subsidiaries or between or among Subsidiaries, (iii) a Sale and Lease-Back Transaction entered into prior to the date of issuance of the Debt Securities, (iv) a Sale and Lease-Back Transaction, provided that within 180 days of the effective date of any such Sale and Lease-Back Transaction, the Company or such Subsidiary shall apply an amount equal to the Value of such Sale and Lease-Back Transaction to the (A) retirement (other than any mandatory retirement and other than any prohibited retirement of securities) of indebtedness for borrowed money incurred or assumed by the Company or any Subsidiary (other than indebtedness for borrowed money owed to the Company or any Subsidiary) which by its terms matures on, or is extendable or renewable at the option of the obligor to, a date more than 12 months after the date of the creation of such indebtedness and, in the case of such indebtedness of the Company which ranks on a parity with, or senior in right of payment to, the Debt Securities or (B) the purchase or construction of other Property, provided that such Property is owned by the Company or a Subsidiary free and clear of all Liens, (v) a Sale and Lease-Back Transaction involving the taking back of a lease for a period of three years or less, or (vi) a Sale and Lease-Back Transaction, provided that after giving effect to the Sale and Lease-Back Transaction, the aggregate principal amount of all Secured Debt plus Attributable Debt of the Company and its Subsidiaries in respect of Sale and Leaseback Transactions would not exceed 15% of the Consolidated Net Tangible Assets of the Company and its Subsidiaries.

Certain Definitions

    The term "Attributable Debt" means the total net amount of rent required to be paid during the remaining term of any lease, discounted at the weighted average rate per annum then borne by the outstanding Debt Securities.

    The term "Consolidated Net Tangible Assets" means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any thereof constituting Funded Debt by reason of being extendible or renewable), and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the books and records of the Company and its consolidated subsidiaries and computed in accordance with generally accepted accounting principles.

    The term "Lien" means any mortgage, pledge, hypothecation, charge, assignment, deposit arrangement, encumbrance, security interest, lien (statutory or other), or preference, priority, or other security or similar agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any agreement to give or grant a Lien or any lease, conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

    The term "Property," in respect to any person, means any interest of such person in any kind of property or asset, whether real, personal or mixed, or tangible or intangible, including, without limitation, Capital Stock in any other person.

    The term "Sale and Lease-Back Transaction," means with respect to any person, any direct or indirect arrangement pursuant to which Property is sold or transferred by such person or a subsidiary of such person and is thereafter leased back from the purchaser or transferee thereof by such person or one of its subsidiaries.

    The term "Subsidiary" means (i) a corporation, a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is, at the date of determination, directly or indirectly owned by the Company, by one or more Subsidiaries of the Company or by the Company and one or more Subsidiaries of the Company, (ii) a partnership, joint venture or similar entity in which the Company, a Subsidiary of the Company or the Company and one or more Subsidiaries of the Company, directly or indirectly, holds a majority interest in the equity capital or profits or other similar interests of such entity, or (iii) any other person (other than a corporation) in which the Company, a Subsidiary of the Company or the Company and one or more Subsidiaries of the Company, directly or indirectly, at the date of determination, has (x) at least a majority ownership interest or (y) the power to elect or direct the election of a majority of the directors or other governing body of such person.

    The term "Value" means, with respect to a Sale and Lease-Back Transaction, as of any particular time, the amount equal to the greater of (i) the net proceeds of the sale or transfer of the property leased pursuant to such Sale and Lease-Back Transaction or (ii) the fair value in the opinion of the

Board of Directors (as evidenced by a Board Resolution) of such property at the time of entering into such Sale and Lease-Back Transaction, in either case divided first by the number of full years of the term of the lease and then multiplied by the number of full years of such term remaining at the time of determination, without regard to any renewal or extension options contained in the lease.

Events of Default

    An Event of Default with respect to the Debt Securities of any series is defined in the Indentures as: (i) default in the payment of any installment of interest upon any of the Debt Securities of such series as and when the same shall become due and payable, and continuance of such default for a period of 30 days; (ii) default in the payment of all or any part of the principal of any of the Debt Securities of such series as and when the same shall become due and payable either at maturity, upon any redemption, by declaration or otherwise; (iii) default in the performance, or breach, of any other covenant or warranty of the Company contained in the Debt Securities of such series or set forth in the applicable Indenture (other than a covenant or warranty included in the applicable Indenture solely for the benefit of a series of Debt Securities other than such series) and continuance of such default or breach for a period of 90 days after due notice by the Trustee or by the holders of at least 25% in principal amount of the outstanding securities of that series; (iv) a default under any bond, debenture, note or other evidence of indebtedness of the Company or any Subsidiary, or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of the Company or any Subsidiary, whether such indebtedness now exists or is hereafter created, which default involves the failure to pay principal on indebtedness at the final maturity thereof or which has resulted in indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable in an aggregate amount in excess of $30,000,000; or (v) certain events of bankruptcy, insolvency or reorganization of the Company. (Section 5.1) Additional Events of Default may be added for the benefit of holders of certain series of Debt Securities which, if added, will be described in the Prospectus Supplement relating to such Debt Securities. The Indentures provide that the Trustee shall notify the holders of Debt Securities of each series of any continuing default known to the Trustee which has occurred with respect to that series within 90 days after the occurrence thereof. The Indentures provide that notwithstanding the foregoing, except in the case of default in the payment of the principal of, or interest, if any, on any of the Debt Securities of such series, the Trustee may withhold such notice if the Trustee in good faith determines that the withholding of such notice is in the interests of the holders of Debt Securities of such series. (Section 6.5)  The Indentures provide that if an Event of Default with respect to any series of Debt Securities shall have occurred and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of Debt Securities of that series then outstanding may declare the principal amount of all Debt Securities of that series to be due and payable immediately, but upon certain conditions such declaration may be annulled. (Section 5.1) Any past defaults and the consequences thereof (except a default in the payment of principal of or interest, if any, on Debt Securities of that series) may be waived by the holders of a majority in principal amount of the Debt Securities of that series then outstanding. (Section 5.9) The Senior Indenture also permits the Company to omit compliance with certain covenants in such Indentures with respect to Senior Debt Securities of any series upon waiver by the holders of a majority in principal amount of the Senior Debt Securities of such series then outstanding. (Section 3.5)

    Subject to the provisions of the Indentures relating to the duties of the Trustee, in case an Event of Default with respect to any series of Debt Securities shall occur and be continuing, the Trustee shall not be under any obligation to exercise any of the trusts or powers vested in it by the Indentures at the request or direction of any of the holders of that series, unless such holders shall have offered to such Trustee reasonable security or indemnity. (Sections 6.1 and 6.2) The holders of a majority in aggregate principal amount of the Debt Securities of each series affected and then outstanding shall have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee under the applicable Indenture or exercising any trust or power conferred on the Trustee with respect to the Debt Securities of that series; provided that the Trustee may refuse to follow any direction which is in conflict with any law or such Indenture and subject to certain other limitations. (Section 5.8) No holder of any Debt Security of any series will have any right by virtue or by availing of any provision of the Indentures to institute any proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to the Indentures or for any remedy thereunder, unless such holder shall have previously given the Trustee written notice of an Event of Default with respect to Debt Securities of that series and unless the holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series shall also have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee and the Trustee shall have failed to institute such proceeding within 60 days after its receipt of such request, and the Trustee shall not have received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of that series a direction inconsistent with such request. (Section 5.5) However, the right of a holder of any Debt Security to receive payment of the principal of and interest, if any, on such Debt Security on or after the due dates expressed in such Debt Security, or to institute suit for the enforcement of any such payment on or after such dates, shall not be impaired or affected without the consent of such holder. (Section 5.6)

Merger

    Each Indenture provides that the Company may consolidate with, or sell, convey or lease all or substantially all of its assets to, or merge with or into, any other corporation, if (i) either the Company is the continuing corporation or the successor corporation is a domestic corporation and expressly assumes the due and punctual payment of the principal of and interest on all the Debt Securities outstanding under such Indenture according to their tenor and the due and punctual performance and observance of all of the covenants and conditions of such Indenture to be performed or observed by the Company; and (ii) the Company or such successor corporation, as the case may be, is not, immediately after such merger or consolidation, or such sale, conveyance or lease, in material default in the performance or observance of any such covenant or condition. (Section 9.1)

Satisfaction and Discharge of Indentures

    The Indenture with respect to any series of Debt Securities (except for certain specified surviving obligations including, among other things, the Company's obligation to pay the principal of and interest on the Debt Securities of such series) will be discharged and cancelled upon the satisfaction of certain conditions, including the payment of all the Debt Securities of such series or the deposit with the Trustee under such Indenture of cash or appropriate Government Obligations or a combination thereof sufficient for such payment or redemption in accordance with the applicable Indenture and the terms of the Debt Securities of such series. (Section 10.1)

Modification of the Indentures

    The Indentures contain provisions permitting the Company and the Trustee thereunder, with the consent of the holders of not less than a majority in aggregate principal amount of the Debt Securities of each series at the time outstanding under the applicable Indenture, to execute supplemental indentures adding any provisions to, or changing in any manner or eliminating any of the provisions of, the applicable Indenture or any supplemental indenture with respect to the Debt Securities of such series or modifying in any manner the rights of the holders of the Debt Securities of such series; provided that no such supplemental indenture may (i) extend the final maturity of any Debt Security, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of any interest thereon, or reduce any amount payable on redemption thereof, or impair or affect the right of any holder of Debt Securities to institute suit for payment thereof or, if the Debt Securities provide therefor, any right of repayment at the option of the holders of the Debt Securities, without the consent of the holder of each Debt Security so affected or (ii) reduce the aforesaid percentage of Debt Securities of such series, the consent of the holders of which is required for any such supplemental indenture, without the consent of the holders of all Debt Securities of such series so affected or (iii) reduce the amount of principal payable upon acceleration of the maturity of any Original Issue Discount Security. (Section 8.2) Additionally, in certain prescribed instances, the Company and the Trustee may execute supplemental indentures without the consent of the holders of Debt Securities. (Section 8.1)

Defeasance

    Defeasance and Discharge.  The Indentures provide, if such provision is made applicable to the Debt Securities of any series, that the Company may elect to terminate (and be deemed to have satisfied) all its obligations with respect to such Debt Securities (except for the obligations to register the transfer or exchange of such Debt Securities, to replace mutilated, destroyed, lost or stolen Debt Securities, to maintain an office or agency in respect of the Debt Securities, to compensate and indemnify the Trustee and to punctually pay or cause to be paid the principal of, and interest, if any, on all Debt Securities of such series when due) ("defeasance") upon the deposit with the Trustee, in trust for such purpose, of money and/or Government Obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient (in the opinion of a nationally recognized firm of independent public accountants) to pay the principal of and premium and interest, if any, on the outstanding Debt Securities of such series, and any mandatory sinking fund or analogous payments thereon, on the scheduled due dates therefor. Such a trust may be established only if, among other things, (a) the Company has delivered to the Trustee an opinion of counsel (as specified in the applicable Indenture) with regard to certain matters, including an opinion to the effect that the Holders of such Debt Securities will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and discharge and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance or covenant defeasance, as the case may be, had not occurred, and which opinion of counsel must be based upon (x) a ruling of the U.S. Internal Revenue Service to the same effect or (y) a change in applicable U.S. federal income tax law after the date of the Indenture such that a ruling is no longer required, (b) no Default or Event of Default shall have occurred or be continuing, and (c) such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company is a party or by which the Company is bound. The Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance with respect to the Debt Securities of any series. (Section 10.1)

    Defeasance of Certain Covenants.  In the case of the Senior Indentures, unless the Prospectus Supplement relating to the Debt Securities of a series provides otherwise, the Company at its option need not comply with certain restrictive covenants of the Senior Indenture ("covenant defeasance") upon, among other things, the deposit with the Trustee, in trust, of money and/or Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money or a combination of money and Government Obligations in an amount sufficient to pay in the currency in which such Debt Securities are payable all the principal of, and interest on, such Debt Securities on the dates such payments are due in accordance with the terms of such Debt Securities, the delivery by the Company to the Trustee of an Opinion of Counsel to the effect that, among other things, the holders of such Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance of certain covenants and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and provided no Default or Event of Default shall have occurred or be continuing, and such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which the Company is a party or by which the Company is bound. The Prospectus Supplement may further describe these or other provisions, if any, permitting defeasance with respect to the Debt Securities of any series. (Section 10.1)

Subordination of Subordinated Debt Securities

    The Senior Debt Securities will constitute part of the Senior Indebtedness (as defined below) of the Company and will rank pari passu with all outstanding senior debt. Except as set forth in the related Prospectus Supplement, the Subordinated Debt Securities will be subordinated, in right of payment, to the prior payment in full of the Senior Indebtedness (as defined below), including the Senior Debt Securities, whether outstanding at the date of the Subordinated Indenture or thereafter incurred, assumed or guaranteed. The term "Senior Indebtedness" means (1) the principal of and premium, if any, and unpaid interest on indebtedness for money borrowed, (2) purchase money and similar obligations, (3) obligations under capital leases or leases of property or assets made as part of any sale and leaseback transaction, (4) guarantees, assumptions or purchase commitments relating to, or other transactions as a result of which the Company is responsible for the payment of, such indebtedness of others, (5) renewals, extensions and refunding of any such indebtedness, (6) interest or obligations in respect of any such indebtedness accruing after the commencement of any insolvency or bankruptcy proceedings and (7) obligations associated with derivative products such as interest rate and currency exchange contracts, foreign exchange contracts, commodity contracts, and similar arrangements, unless, in each case, the instrument by which the Company incurred, assumed or guaranteed the indebtedness or obligations described in clauses (1) through (7) hereof expressly provides that such indebtedness or obligation is not senior in right of payment to the Subordinated Debt Securities.

    Upon any distribution of assets of the Company in connection with any dissolution, winding up, liquidation or reorganization of the Company, whether in a bankruptcy, insolvency, reorganization or receivership proceeding or upon an assignment for the benefit of creditors or any other marshalling of the assets and liabilities of the Company or otherwise, except a distribution in connection with a merger or consolidation or a conveyance or transfer of all or substantially all of the properties of the Company in accordance with the Subordinated Indenture, the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive any payment in respect of the Subordinated Debt Securities. In the event that a payment default shall have occurred and be continuing with respect to the Senior Indebtedness, the holders of all Senior Indebtedness shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive any payment in respect of the Subordinated Debt Securities. In the event that the principal of the Subordinated Debt Securities of any series shall have been declared due and payable pursuant to the Subordinated Indenture and such declaration shall not have been rescinded and annulled, the holders of all Senior Indebtedness outstanding at the time of such declaration shall first be entitled to receive payment of the full amount due thereon, or provision shall be made for such payment in money or money's worth, before the holders of any of the Subordinated Debt Securities are entitled to receive any payment in respect of the Subordinated Debt Securities. This subordination will not prevent the occurrence of any event of default with respect to the Subordinated Debt Securities. There is no limitation on the issuance of additional Senior Indebtedness in the Subordinated Indenture.

Global Debt Securities

    The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities (each, a "Global Security") that will be deposited with, or on behalf of, a Debt Depository identified in the applicable Prospectus Supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form. Unless otherwise provided in such Prospectus Supplement, Debt Securities that are represented by a Global Security will be issued in denominations of $1,000 or any integral multiple thereof and will be issued in registered form only, without coupons. Payments of principal of, and interest, if any, on Debt Securities represented by a Global Security will be made by the Company to the Trustee under the applicable Indenture, and then forwarded to the Debt Depository.

    The Company anticipates that any Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), and that such Global Securities will be registered in the name of Cede & Co., DTC's nominee. The Company further anticipates that the following provisions will apply to the depository arrangements with respect to any such Global Securities. Any additional or differing terms of the depository arrangements will be described in the Prospectus Supplement relating to a particular series of Debt Securities issued in the form of Global Securities.

    So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as described below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in certificated form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Security.

    If DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Exchange Act if so required by applicable law or regulation, and, in either case, a successor Debt Depository is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Securities. In addition, the Company may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Securities, and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities in certificated form of like tenor and rank, equal in principal amount to such beneficial interest, and to have such Debt Securities in certificated form registered in its name. Unless otherwise described in the applicable Prospectus Supplement, Debt Securities so issued in certificated form will be issued in denominations of $1,000 or any integral multiple thereof, and will be issued in registered form only, without coupons.

    DTC will act as securities depository for the Debt Securities. The Debt Securities will be issued as fully registered securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Debt Security certificate will be issued with respect to each $200 million of principal amount of the Debt Securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of such series.

    DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others, such as securities brokers and dealers, and banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the Commission.

    Purchases of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but is expected to received a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participants through which such Beneficial Owner entered into the action. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

    To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co. will effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

    Delivery of notice and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

    Neither DTC nor Cede & Co. consents or votes with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

    Principal and interest payments, if any, on the Debt Securities are made to DTC. DTC's practice is to credit Direct Participants' accounts on the payment date in accordance with their respective holdings as shown on DTC's records, unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners are governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and are the responsibility of such Participant and not of DTC, the Trustee or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest, if any, to DTC is the responsibility of the Company or the Trustee, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

    DTC may discontinue providing its services as securities depository with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Trustee. Under such circumstances, in the event that a successor securities depository is not appointed, Debt Security certificates are required to be printed and delivered.

    The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Debt Security certificates will be printed and delivered.

    The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof. Unless stated otherwise in the Prospectus Supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Securities will be Direct Participants in DTC.

    None of the Company, any underwriter or agent, the Trustee or any applicable paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interest.

DESCRIPTION OF THE WARRANTS TO PURCHASE DEBT SECURITIES

    The following statements with respect to the Debt Warrants are summaries of, and subject to, the detailed provisions of a warrant agreement (the "Debt Warrant Agreement") to be entered into by the Company and a warrant agent to be selected at the time of issue (the "Debt Warrant Agent"), which Debt Warrant Agreement may include or incorporate by reference standard warrant provisions substantially in the form of the Standard Debt Securities Warrant Provisions (the "Debt Warrant Provisions") filed as an exhibit to the Registration Statement.

General

    The Debt Warrants, evidenced by warrant certificates (the "Debt Warrant Certificates"), may be issued under the Debt Warrant Agreement independently or together with any Offered Securities offered by any Prospectus Supplement and may be attached to or separate from such Offered Securities. If Debt Warrants are offered, the related Prospectus Supplement will describe the terms of the warrants, including without limitation the following: (1) the offering price, if any; (2) the designation, aggregate principal amount and terms of the Debt Securities purchasable upon exercise of the warrants; (3) if applicable, the designation and terms of the Debt Securities with which the Debt Warrants are issued and the number of Debt Warrants issued with each such Debt Security; (4) if applicable, the date on and after which the Debt Warrants and the related Offered Securities will be separately transferable; (5) the principal amount of Debt Securities purchasable upon exercise of one Debt Warrant and the price at which such principal amount of Debt Securities may be purchased upon exercise; (6) the date on which the right to exercise the Debt Warrants shall commence and the date on which such right shall expire; (7) whether the warrants represented by the Debt Warrant Certificates will be issued in registered or bearer form; (8) the currency, currencies or currency units in which the offering price, if any, and exercise price are payable; (9) the antidilution provisions of the Debt Warrants; and (10) any other terms of the Debt Warrants.

    Debt Warrant Certificates may be exchanged for new Debt Warrant Certificates of different denominations and may (if in registered form) be presented for registration of transfer at the corporate trust office of the Debt Warrant Agent, which will be listed in the related Prospectus Supplement, or at such other office as may be set forth therein. Warrantholders do not have any of the rights of holders of Debt Securities (except to the extent that the consent of warrantholders may be required for certain modifications of the terms of an Indenture or form of the Debt Security, as the case may be, and the series of Debt Securities issuable upon exercise of the Debt Warrants) and are not entitled to payments of principal of and interest, if any, on the Debt Securities.

Exercise of Debt Warrants

    Debt Warrants may be exercised by surrendering the Debt Warrant Certificate at the corporate trust office of the Debt Warrant Agent, with the form of election to purchase on the reverse side of the Debt Warrant Certificate properly completed and executed, and by payment in full of the exercise price, as set forth in the Prospectus Supplement. Upon the exercise of Debt Warrants, the Debt Warrant Agent will, as soon as practicable, deliver the Debt Securities in authorized denominations in accordance with the instructions of the exercising warrantholder and at the sole cost and risk of such holder. If less than all of the Debt Warrants evidenced by the Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

PLAN OF DISTRIBUTION

    The Company may sell Offered Securities (1) through underwriters or dealers, (2) directly to one or more purchasers, or (3) through agents. A Prospectus Supplement will set forth the terms of the offering of the Offered Securities offered thereby, including the name or names of any underwriters, the purchase price of the Offered Securities, and the proceeds to the Company from the sale, any underwriting discounts and other items constituting underwriters' compensation, any public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange or market on which the Offered Securities may be listed. Only underwriters so named in such Prospectus Supplement are deemed to be underwriters in connection with the Offered Securities offered thereby.

    If underwriters are used in the sale, the Offered Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the Offered Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Offered Securities of the series offered by the Prospectus Supplement if any of the Offered Securities are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

    Offered Securities may also be sold directly by the Company or through agents designated by the Company from time to time. Any agent involved in the offering and sale of Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the related Prospectus Supplement, any such agent will be acting on a best-efforts basis for the period of its appointment.

    All Offered Securities offered will be a new issue of securities with no established trading market. Any underwriters to whom such Offered Securities are sold by the Company for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or the trading markets for any such Offered Securities.

    Agents and underwriters may be entitled under agreements entered into with the Company to indemnification by the Company against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents or underwriters maybe required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, the Company in the ordinary course of business.

LEGAL MATTERS

    The legality of the Offered Securities offered hereby will be passed upon for the Company by Gibson, Dunn & Crutcher LLP, San Francisco, California, and for the underwriters or agents, if any, by Davis Polk & Wardwell, New York, New York.

EXPERTS

    The audited consolidated financial statements of WellPoint Health Networks Inc. and subsidiaries as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996, incorporated by reference, have been audited by Coopers & Lybrand L.L.P., independent accountants, as stated in their report with respect thereto and are incorporated herein by reference, in reliance upon the authority of such firm as experts in accounting and auditing.

    The combined financial statements of the Group Benefits Operations of John Hancock Mutual Life Insurance company and subsidiaries at December 31, 1996 and 1995 and for the years then ended, included in the company's Amendment No. 1 on Form 8-K/A to its current Report on Form 8-K dated March 1, 1997, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such combined financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

$450,000,000

WellPoint Health Networks Inc.

6 3/8% Notes due 2006

PROSPECTUS SUPPLEMENT

June 12, 2001

Joint Book-Running Managers

Salomon Smith Barney	UBS Warburg

Banc of America Securities LLC
Banc One Capital Markets, Inc.
Fleet Securities, Inc.
Mizuho International plc
SunTrust Equitable Securities
Wachovia Securities, Inc.

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TABLE OF CONTENTS
FORWARD LOOKING STATEMENTS
ABOUT THIS PROSPECTUS SUPPLEMENT
PROSPECTUS SUPPLEMENT SUMMARY
WellPoint Health Networks Inc.
The Offering
SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
USE OF PROCEEDS
CAPITALIZATION
BUSINESS
DESCRIPTION OF NOTES
UNDERWRITING
LEGAL MATTERS
EXPERTS
PROSPECTUS
AVAILABLE INFORMATION
REINCORPORATION
DOCUMENTS INCORPORATED BY REFERENCE
THE COMPANY
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE DEBT SECURITIES
DESCRIPTION OF THE WARRANTS TO PURCHASE DEBT SECURITIES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS